Exhibit 99.3

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1, 2014

You are receiving this notification as Goldcorp Inc. (the “Company”) will be using the notice and access model for the delivery of meeting materials to its shareholders in respect of its annual and special meeting of shareholders to be held on May 1, 2014 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2013 (the “Information Circular”), and, if requested, the financial statements and MD&A (collectively, the “Meeting Materials”), shareholders are receiving this notice with information on how they may access the applicable Meeting Materials electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Thursday, May 1, 2014 2:00 p.m. (Pacific Daylight Time)	WHERE:	Hyatt Regency Vancouver 655 Burrard Street Vancouver, BC V6C 2R7

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

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FINANCIAL STATEMENTS: To receive and consider the audited annual consolidated financial statements of the Company for the year ended December 31, 2013 and the report of the auditors thereon. See the section entitled “Meeting Agenda – Financial Statements” in the Information Circular.

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ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the sections entitled “Meeting Agenda – Election of Directors” and “Election of Directors” in the Information Circular.

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APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “Meeting Agenda – Appointment of Auditors” in the Information Circular.

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AMENDMENTS TO RESTRICTED SHARE PLAN: To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving certain amendments to the restricted share unit plan of the Company, as more particularly described in the Information Circular. See the section entitled “Meeting Agenda – Amendments to the Restricted Share Plan” in the Information Circular.

—	AMENDMENT TO STOCK OPTION PLAN: To consider and, if deemed appropriate, to pass, with or without variation, a resolution approving an amendment to the stock option plan of the Company, as more particularly described in the Information Circular. See the section entitled “Meeting Agenda – Amendment to the Stock Option Plan” in the Information Circular.

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SAY ON PAY: To consider and, if deemed appropriate, to pass, with or without variation, a non-binding advisory resolution accepting the Company’s approach to executive compensation. See the sections entitled “Meeting Agenda – Say On Pay Advisory Vote” and “Statement of Corporate Governance Practices – Goldcorp’s Policies – Shareholder Engagement and Say On Pay Policy” in the Information Circular.

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OTHER BUSINESS: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Meeting Agenda – Other Business” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The applicable Meeting Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the Company’s website at www.goldcorp.com.

The Interim Request Card is included in the proxy and voting instruction form.

The E-delivery Encouragement Option is included in the proxy and voting instruction form.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the applicable Meeting Materials in advance of the proxy deposit date and Meeting. Shareholders who wish to receive paper copies of the applicable Meeting Materials may request copies from Kingsdale Shareholder Services by calling toll free in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.

The Company has determined that those shareholders with existing instructions on their account to receive a paper copy of the Company’s meeting materials will receive paper copies of the applicable Meeting Materials with this notification. Shareholders may revoke their existing instructions by contacting the service provider who services their account.

Shareholders may request paper copies of the applicable Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by email at info@goldcorp.com or directors@goldcorp.com.

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	Go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy.

FACSIMILE:	Fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CST Trust Company at: CST Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1

Beneficial Holders are asked to return their voting instruction forms using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to www.proxyvote.com and follow the instructions.

TELEPHONE:	You may enter your voting instructions by telephone at: 1-800-474-7493 (English) or 1-800-474-7501 (French).

FACSIMILE:	Fax to 1-905-507-7793

MAIL:	Complete the voting instruction form, sign it and mail it to the following address: Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7

Shareholders with questions about notice and access can contact Kingsdale Shareholder Services by toll free telephone in North America at 1-800-775-4067, outside North America at 416-867-2272 or by email at contactus@kingsdaleshareholder.com.

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-800-775-4067

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272